                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-64658


Prospectus

                                2,750,000 shares

                       INKINE PHARMACEUTICAL COMPANY, INC.

                    common stock, par value $0.0001 per share



         The shareholders named on page 11 are selling up to 2,750,000 shares of our common stock.

         Our common stock is traded on the Nasdaq National Market under the symbol "INKP." On September 20, 2001, the reported closing price of the common stock was $1.16 per share. Our principal executive offices are located at 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, and our telephone number is (215) 283-6850.

                           --------------------------

       This investment involves a high degree of risk. See "Risk Factors"
                    beginning on page 1 of this prospectus.

                           --------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


























                The date of this prospectus is September 24, 2001

                                TABLE OF CONTENTS



RISK FACTORS......................................................................................................1


RECENT EVENTS....................................................................................................10


USE OF PROCEEDS..................................................................................................10


SELLING SHAREHOLDERS.............................................................................................11


PLAN OF DISTRIBUTION.............................................................................................12


WHERE YOU CAN FIND ADDITIONAL INFORMATION........................................................................14


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................14


LEGAL MATTERS....................................................................................................15


EXPERTS..........................................................................................................15


FORWARD-LOOKING STATEMENTS.......................................................................................15



You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                                      (i)

                                  RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business, Industry And Strategy

We have not generated significant revenue to date. If we continue to incur substantial losses, then the value of our common stock is likely to be reduced. Also, we may never achieve a profitable level of operation.

         To date, we have engaged mostly in the research and development of proposed drug products. We have not generated significant revenue from product sales or royalties. As of June 30, 2001, we have had total product sales for Visicol(TM) (our first product on the market) of $3.4 million. We have incurred losses in each year since our inception on July 1, 1993. As of June 30, 2001, we had an accumulated deficit of approximately $50.9 million.

         Our product and proposed products are in various stages of marketing or development and require significant research, development and testing. We must obtain all of the necessary government approvals for our proposed products before we can sell any proposed product. As a result, we believe our losses will continue in the foreseeable future as we develop our products.

         If our research spending in the foreseeable future is greater than Visicol(TM) earnings, then we may never conduct our operations at a profit. Our common stock is likely to decrease in value if we fail to generate profits or if the market believes that we are unable to generate profits.

         We have granted or committed to grant shares and options to founding scientists and others when we achieve agreed upon product development goals. These goals relate to our filing applications with the United States Food and Drug Administration, commonly known as the FDA, and achieving agreed upon sales targets. As a result, our potential earnings per share will decrease because of the necessary accounting treatment of these shares and options.

If the owners of technology licensed to us terminate our license agreements, then these owners could prevent us from developing, manufacturing or selling the product covered by that license.


         We have acquired the worldwide exclusive right to market Visicol(TM), IBStat(TM), the Fc Receptor Technology and the Thrombospondin Technology (see page 2-3 for description of products and technologies) under various license agreements. Each of the owners of the technology licensed to us may terminate the license prior to its expiration date under certain circumstances, including our failure to comply with commitments related to the development of the products specified in the licenses. For example, some of our licensing agreements require us to spend specific amounts for research and development of our products. If we do not comply with the terms of these agreements, the owners of the licensed technology could demand the return of all rights to the licensed technology, and force us to cease developing, manufacturing or selling the products covered by that license.

Risks Relating To Clinical And Regulatory Matters

If we do not obtain required approvals from the government, then we may not successfully market or sell our proposed products.

         The FDA requires multiple stages of tests, known as phase I, II and III clinical trials, on all pharmaceutical products. In addition, the FDA must confirm that drug manufacturers comply with applicable federal regulations. The process to obtain government approvals of a pharmaceutical product takes many years and requires substantial resources.

         The FDA may delay or halt the clinical development of our proposed products at any stage, or may deny us approval to market a product. If the FDA takes any of these adverse actions, we may delay or stop the development of a product or may be unable to sell such product. We do not believe we are subject to risks which are materially different than other pharmaceutical companies seeking FDA approval. Even if we receive approval of a product candidate, the FDA may limit and restrict the drug's use and may subject our products to continuous review. If we fail to comply with any applicable regulatory requirements, the FDA could impose penalties on us, including:

         o        warning letters;
         o        fines;
         o        withdrawal of regulatory approval;
         o        product recalls;
         o        operating restrictions;
         o        injunctions; and
         o        criminal prosecution.

         1.       Status of our products in the FDA approval process:

         Our product and proposed products are in various stages of development and in various stages of the FDA approval process, as set forth below:

                  o Visicol(TM). We obtained FDA approval to begin marketing Visicol(TM) on September 21, 2000. We are currently manufacturing, marketing and selling Visicol(TM).

                  o IBStat(TM). In February 2001 we entered into an agreement with an established pharmaceutical manufacturer to develop and market IBStat(TM). We anticipate that IBStat(TM) will be available to patients in late 2001. IBStat(TM) is the combination of a previously approved generic drug and a FDA approved delivery system.

                  o Fc Receptor Technology Products.

                           -> Hematrol(TM). We are developing Hematrol(TM)as a compound for the treatment of idiopathic thrombocytopenic purpura, an autoimmune disorder of the blood commonly known as ITP. Hematrol(TM) is currently on hold in phase III clinical trials for ITP.

                           -> Colirest(TM). We are developing Colirest(TM) as a compound for the treatment of inflammatory bowel disease, commonly known as IBD. IBD is an autoimmune disease that causes inflammation and ulceration of the bowel. IBD includes both Crohn's disease and ulcerative colitis. On September 11, 2000, we announced positive results of our Phase II study on Crohn's disease and on December 11, 2000 we announced positive results of our Phase II study in ulcerative colitis. We have reached an agreement with the FDA for the advancement of Colirest(TM) to a Pivotal Phase IIb dose ranging study for Crohn's disease and on June 25, 2001 we enrolled our first patient in this study.

                  o Thrombospondin Technology Products. We own a cancer treatment technology known as the Thrombospondin Technology for which we are evaluating a number of product opportunities. Each of these product opportunities is in the early stages of development (before phases I, II and III). We have not begun human clinical trials for these products.

         We may never receive FDA approval for any of these products (other than Visicol(TM), which has been approved with IBStat(TM), which does not require separate approval), and without FDA approval, we cannot manufacture, market or sell these products.

         2.       FDA manufacturing approval:

         The FDA has mandated that all manufacturing facilities and processes comply with good manufacturing practices, commonly known as GMP. GMP is a body of federal regulations and guidelines that govern the manufacture of drugs for human use. Among other things, drug manufacturers must demonstrate that:

         o the drug product can be consistently manufactured at the same quality standard;
         o        the drug product is stable over time; and
         o the level of chemical impurities in the drug product are under a designated level.

         The FDA has approved our manufacturing process only for Visicol(TM). The FDA may still, however, prevent us from continuing to market Visicol(TM) if we:

         o do not continue to consistently manufacture appropriate amounts of Visicol(TM) or
         o cannot continue to repeat the manufacturing process used to manufacture the phase III clinical trial batches of Visicol(TM).

         We currently have only one approved manufacturer of Visicol(TM). We have, however, initiated the process to obtain a qualified secondary manufacturer of Visicol(TM).

         3.       FDA oversight after product approval:

         After the FDA approves a product, the FDA continues to regulate the product. In particular, the FDA may require post-marketing testing and surveillance to monitor the effects of an approved drug product. In addition, the FDA may place conditions on any approvals that could restrict the sale or use of a product.

If we cannot develop and market our products as rapidly or cost-effectively as our competitors, then we will not be able to conduct our operations at a profit.

         We are developing products that will compete in five very competitive segments of the pharmaceutical industry. These include our product, Visicol(TM), and the following product candidates: (i) IBStat(TM), (ii) Colirest (TM), (iii) Hematrol (TM) and (iv) the Thrombospondin Technology. Based on total assets and revenues, we are significantly smaller than the majority of our competitors in these segments. Therefore, we may encounter significant competition with Visicol(TM) and each of our potential products, primarily from the following competitors:


       ---------------------------------------------------------------------------------------------------------------
                                                     Product Candidates
       ---------------------------------------------------------------------------------------------------------------
           Visicol (TM)           IBStat (TM)           Colirest (TM)         Hematrol (TM)        Thrombospondin
                                                                                                     Technology
------ --------------------- ---------------------- --------------------- --------------------- ----------------------
       Braintree             Schwarz Pharma Inc.    AstraZeneca plc       Immune Response       Boston Life
       Laboratories, Inc.                                                 Corporation           Sciences, Inc.
       --------------------- ---------------------- --------------------- --------------------- ----------------------
       C.B. Fleet Company,                          Salix                 Autoimmune, Inc.      Entremed, Inc.
       Inc.                                         Pharmaceuticals,
                                                    Ltd.
       ---------------------                        --------------------- --------------------- ----------------------
       Schwarz Pharma Inc.                          IDEC                  NABI                  Human Genome
C                                                   Pharmaceuticals                             Sciences, Inc.
o                                                   Corporation
m      ---------------------                        --------------------- --------------------- ----------------------
p                                                   Proctor & Gamble
e                                                   Pharmaceuticals
t                                                   ---------------------
i                                                   Solvay S.A.
t                                                   ---------------------
o                                                   Centocor, Inc.
r                                                   (Johnson & Johnson)
s                                                   ---------------------
                                                    Shire
                                                    Pharmaceuticals
                                                    Group plc
------ --------------------- ---------------------- --------------------- --------------------- ----------------------

         The financial strength of competitors is particularly important in the pharmaceutical industry, where technological innovations occur rapidly. These technological innovations can dramatically affect the price and effectiveness of a product line and can render a competing product line obsolete. Our competitors that have strong financial resources may develop competitive products that are cheaper and more effective than our products. Therefore, our competitors may capture all or a large segment of our market, severely restricting our ability to achieve a profitable level of product sales.


Risks Relating To Financing Our Business

We may need additional capital in the future in order to continue our operations.

         We may need additional capital to develop, manufacture and market our product and proposed products if the revenues from Visicol(TM) fall short of current assumptions. Specifically, we will spend funds for the following:

         o researching and developing our proposed products, including participating in human clinical trials and animal studies conducted before clinical trials;
         o        seeking necessary approvals from the government;
         o        developing manufacturing and distribution capabilities; and
         o        funding our growth as a company.

         We believe that our current capital resources will continue to fund our operations unless our sales projection for Visicol(TM) falls short of current assumptions. Visicol(TM) is our first and only product at this time and the success of Visicol(TM) directly impacts our need for additional capital. Our future capital requirements will depend on a variety of factors. For example, if we experience continued progress in our research and development activities, or if we determine that it is necessary to prosecute and enforce our patents, we may require additional capital. In addition, our current and future marketing activities will affect our future capital requirements. Because we have limited experience in marketing our products, we have limited experience in predicting how much capital will be necessary to successfully complete our marketing plans. If we accurately predict our future capital requirements, we may be unable to continue our operations.

         We regularly seek funding for our operations from a variety of sources, including public and private securities offerings, loans and joint arrangements with partners. We currently do not possess a commitment to obtain additional funding, and we may never receive additional funding in the future. If we need additional capital and we fail to obtain additional funding, we will delay, scale back or eliminate our research and development activities or enter into arrangements with others to develop and market certain proposed products that we may otherwise have developed ourselves.

Risks Related To Ongoing Operations

If we do not have adequate insurance for product liability claims, we may be subject to significant expenses relating to these claims.

         We are subject to significant product liability risks relating to the testing, manufacturing and sale of the products we are developing. These risks include:

         o our products could cause undesirable side effects or injury when sold;
         o our proposed products could cause undesirable side effects or injury during clinical trials; or
         o we may agree to reimburse others that incur liability relating to our product.

         We currently maintain insurance for product liability claims in the amount of $10,000,000 per occurrence and $10,000,000 in the aggregate. We have no way of knowing if these amounts will be adequate to cover any product liability claims filed against us. If we do not or cannot maintain adequate insurance coverage, we may incur a significant liability if a product liability claim arises.

Risks Relating To Product Manufacturing And Sales

If we do not develop and maintain relationships with manufacturers, then we may not successfully manufacture and sell our products.

         We do not possess the capabilities, resources or facilities to manufacture our product and any of our proposed products. We must contract with manufacturers to produce our product and proposed products according to government regulations. Our future development and delivery of our products on a timely, profitable and competitive basis depends on the performance of these manufacturers. A limited number of manufacturers exist which are capable of manufacturing our proposed products. We may fail to contract with the necessary manufacturers or we may contract with manufacturers on terms which may not be entirely acceptable to us.

         We have contracted with Mallinckrodt, Inc., a commercial supplier of pharmaceutical chemicals to supply us with active pharmaceutical ingredients for Visicol(TM). A significant portion of the Visicol(TM) tablet is monobasic and dibasic sodium phosphate. Mallinckrodt has agreed to supply these ingredients in a manner that meets FDA requirements. The FDA has approved the manufacturing process for these active ingredients, but the Drug Master File for the sodium phosphate is only for one location at Mallinckrodt. If this location were to shut down for any reason, a delay in the delivery of our active pharmaceutical ingredients would occur and could impact future sales of Visicol(TM). We are currently discussing with Mallinckrodt the possibility of submitting a Drug Master File with the FDA for another Mallinckrodt facility in order to minimize this risk.

         We have contracted with Pharmaceutical Manufacturing Research Services, Inc., or PMRS, a manufacturing development company, to supply commercial quantities of Visicol(TM) in a manner which meets FDA requirements. The FDA has approved the manufacturing processes of PMRS. PMRS must maintain compliance with FDA standards regarding the manufacturing of Visicol(TM) at all times. The failure to maintain compliance with FDA standards could result in the loss of "approved status" at PMRS. Any such loss would have a significant negative impact on us since we do not have an approved secondary manufacturer for Visicol(TM). We are currently seeking an appropriate secondary manufacturer of Visicol(TM) and appropriate primary manufacturers to produce Colirest (TM), Hematrol(TM) and our other proposed products.

         PMRS has contracted with a packaging facility to package Visicol(TM) on their behalf. The FDA has approved this facility for the packaging of Visicol(TM). Any subsequent switch to a new package facility could cause a delay in the delivery of Visicol(TM) to our distributors.

If we do not develop and maintain either internal or external sales, marketing and distribution capabilities, then we may not successfully sell our products.

         We have marketed, distributed and sold one pharmaceutical product under the InKine name for a limited time. We rely significantly on sales, marketing and distribution arrangements with third parties for Visicol(TM) and other products we are developing. In particular, we have entered into the following three significant agreements:

         o Sales Force Services Agreement with Innovex, L.P. We have contracted with Innovex to sell Visicol(TM) and other products we designate in the future. Innovex promotes Visicol(TM) to certain targeted physicians located throughout the United States.

         o        Co-promotion Agreement with Procter & Gamble Pharmaceuticals.
                  As a compliment to our Innovex sales force, we have entered into a co-promotion agreement with Procter & Gamble Pharmaceuticals to sell and promote Visicol(TM) through their experienced gastrointestinal sales force.

         o Commercial Distribution Services Agreement with Integrated Commercialization Solutions, Inc. We have retained Integrated Commercialization Solutions to act as our exclusive outsourcing supplier for warehousing and distribution of Visicol(TM) and other products we designate in the future, in the United States and Guam. Integrated Commercialization Solutions' distribution responsibilities include invoicing, accounts receivable, customer service, order process management and chargebacks management.

         Each of these agreements expires after a fixed period of time. If anyone of these agreements is not renewed or if we do not enter into new collaboration agreements, our products may not be sold and our revenues will be reduced. Although we believe our collaborators have an economic motivation to succeed in performing their contractual responsibilities, we have limited or no control over the resources that any collaborator may devote to our products. Any of our collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not devote sufficient resources to the marketing, sale or distribution of our products. If any of these events occur, we may not be able to bring our products to market.

         If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

         o we may not be able to attract and build a significant marketing or sales force;
         o the cost of establishing a marketing or sales force may not be justifiable in light of any product revenues; and
         o        our direct sales and marketing efforts may not be successful.

If we do not receive adequate reimbursement from the government, managed care organizations and private insurance plans, then some patients may be unable or unwilling to purchase our products and we will achieve less revenue from product sales.

         Successful sales of our products in the United States and other countries depend on the availability of adequate reimbursement from the government, managed care organizations and private insurance plans. Pharmaceutical companies often use reimbursement as the basis for determining their sales. In the pharmaceutical industry, unlike other consumer product industries, insurance companies, including managed care organizations, often pay drug manufacturers and distributors directly for their products. In fact, pharmaceutical companies make a majority of their sales to insurance companies and not to consumers. These organizations provide for reimbursement only after considering a number of factors, including product features such as safety, medical necessity, cost and the experimental nature of the product. We will spend significant amounts of time and other resources to obtain reimbursement for our products. The organizations that provide reimbursement routinely limit reimbursement and attempt to exert significant pressure on medical suppliers to lower their prices. Visicol(TM) is premium priced compared to its competitors. We do not know what impact, if any at all, this will have on the reimbursement for Visicol(TM) by these third party payers.

Visicol(TM) and any of our other products which the FDA or foreign regulatory agencies may approve may not be accepted by doctors, hospitals, insurers or patients.

         If any of our products, including Visicol(TM), fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. In addition, market acceptance depends on the effectiveness of our marketing strategy and the availability of reimbursement for our products.

Risks Relating To Intellectual Property

If we are unable to protect our intellectual property, then our competitors may develop similar products which could render our products obsolete.

         Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and realize profits upon sale of product could be diminished.

         Our products and potential products and technologies are in various stages of patent protection as summarized below:

         o In 1997, the U.S. Patent and Trademark Office issued a patent covering the use of Visicol(TM) as a colonic cleansing agent or as a laxative. In December 2000, the U.S. Patent and Trademark Office issued to us a patent for numerous solid-dose colonic cleansing agents and in June 2001, the Canadian Patent Office granted a Notice of Allowance for Visicol(TM). We have also filed an application for Visicol(TM) under the Patent Cooperation Treaty that designates Europe.

         o Hematrol(TM) (within the Fc Receptor Technology), is not patentable for use in ITP. Instead of a patent, we will receive protection based on the recent FDA designation of Orphan Drug Status for ITP. Orphan Drug Status means the FDA has determined that the number of people affected by the disease which the drug treats is less than 200,000, and that having numerous companies compete for the market is unrealistic and likely to harm, rather than help, prospective users of the product. Since we have received this designation, we will have an exclusive right to sell Hematrol(TM) for ITP for seven years after development is complete.

         o In October of 1999, we filed a U.S. patent application to treat IBD with Colirest(TM)and other similar compounds. The U.S. Patent and Trademark Office has not yet issued this patent.

         Patents or patent applications are pending for our TSP-1 peptide and angiocidin, two of the Thrombospondin Technology compounds. The area of cancer technology is complex and the patents covering our TSP-1 peptide and angiocidin may not be adequate.

         We have also obtained the rights to foreign patents, and intend to apply for additional foreign patents. Competitors could challenge or develop around the patents, or the scope of the patents may not be adequate to protect the patented product from competitors. The commercial success of our products will also depend upon our ability to make sure the products do not infringe on patents issued to competitors. We have not conducted a search to determine if there are any patents similar to those covering Visicol(TM), Hematrol(TM), Colirest(TM) or the TSP-1 peptide and angiocidin.

         Our employees or scientific consultants may develop inventions or processes independently that may be related to our products. These employees or consultants could claim ownership of these inventions or processes, and these claims could succeed. We may need to enter into protracted and costly litigation to enforce or determine the scope of our proprietary rights.

         Government agencies and academic institutions have funded the development of some of our patented technologies, in particular the Thrombospondin Technology and the Fc Receptor Technology. Although we have acquired the rights to use such technology, these agencies or institutions may have rights to the technology or inventions, including rights to the royalty-free use, but not sale, of the invention or technology for their own purposes.

Risks Related To Our Common Stock Outstanding

If the holders of our outstanding options and warrants exercise such options and warrants, then the market price of the common stock may drop.

         We had a total of approximately 7.3 million options and warrants outstanding at June 30, 2001. Options and warrants give the holder the right to purchase shares of a company's stock in the future for a predetermined price which may or may not be below the current market value of such company's stock at the time the option or warrant is exercised. In addition, we can issue an additional 1.2 million options pursuant to our option plans. To date, option and warrant holders have exercised approximately 6.1 million options and warrants in the aggregate at prices ranging from $0.50 to $5.56. The exercise of these outstanding warrants and options and the sale of the related shares may cause our common stock price to drop.

If our common stock continues to be volatile and thinly traded, then our shareholders may not be able to sell their shares when desired.

         The market price of our common stock, similar to other public pharmaceutical or biotechnology companies, has been volatile and may remain volatile for the foreseeable future. Our shareholders may not sell their shares when they desire because the stock price is highly volatile and the stock is not widely traded. For example, the number of our shares theoretically available for sale in any one day is approximately 34 million shares and our average daily trading volume for the twelve-month period ended June 30, 2001 has been approximately 370,000 shares. If our stock continues to trade thinly, our shareholders may not be able to sell their shares when desired.

                                  RECENT EVENTS

         On June 15, 2001, we completed a private placement of $10 million of 5.5% Convertible Subordinated Notes due June 2003 and warrants to purchase 265,487 shares of our common stock. The notes are convertible into our common stock at a conversion price of $4.52 per share, subject to adjustment in certain circumstances. The warrants are exercisable for shares of our common stock at an exercise price of $5.42 per share, subject to adjustment in certain circumstances. After expenses, we realized approximately $9.25 million of the $10 million in proceeds from the offering. This private placement was exempt from registration under the Securities Act of 1933, as amended, pursuant to
Section 4(2) of such act. We agreed to file a registration statement for the resale of the common stock issuable upon conversion of the notes and exercise of the warrants within 30 days after the closing of the private placement.

                                 USE OF PROCEEDS

         The selling shareholders will receive all of the proceeds from the sale of the shares of common stock.

                              SELLING SHAREHOLDERS

         This prospectus relates to the sale by the selling shareholders from time to time of up to 2,750,000 shares of our common stock. The selling shareholders, however, are not obligated to, and may not, sell any of the shares.

         The table below sets forth certain information regarding the selling shareholders as of June 15, 2001. None of the selling shareholders has held any position or office with, been employed by, or otherwise had a material relationship with us or any of our predecessors or affiliates.

         The table below sets forth the names of the selling shareholders, the number of shares owned, directly and beneficially, by such shareholders, the number of shares being offered by the selling shareholders and the number of shares of our common stock the selling shareholders will hold after the offering. This table assumes that the selling shareholders sell all of their shares offered in this prospectus.

                                         Shares Held     Percent Held                                 Percent Held
                                         Prior to the    prior to the   Shares Being      Shares        after the
         Selling Shareholder             Offering (1)    Offering (2)    Offered (3)     Remaining     Offering (2)
--------------------------------------- --------------- --------------- -------------- ------------- -----------------
Royal Bank of Canada                        550,000         1.58%           550,000         0               0%


S.A.C. Capital Associates, LLC (4)        2,200,000         6.02%         2,200,000         0               0%


                Total:                    2,750,000         7.41%         2,750,000         0               0%

-------------------------------------

(1) Assumes: (i) the conversion of convertible promissory notes in the aggregate principal amount of $10,000,000 and related potential coupon interest payable thereon and (ii) the exercise of all outstanding warrants; held by the selling shareholders.

(2) Percentages are based on shares of common stock outstanding as of June 15, 2001 (34,365,478) plus, for each selling shareholder the shares underlying such selling shareholder's promissory notes and warrants.

(3) This prospectus also covers any additional shares of common stock that may be issued or issuable by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution.

(4) S.A.C. Capital Advisors, LLC, the investment advisor to S.A.C. Capital Associates, LLC, exercises dispositive and voting power with respect to the shares of common stock that S.A.C. Capital Associates, LLC is offering in this prospectus. Mr. Steven A. Cohen is the managing member and controls S.A.C. Capital Advisors, LLC. SDS Capital Partners, LLC may act as an advisor to S.A.C. Capital Advisors, LLC in connection with the shares of common stock of InKine owned by S.A.C. Capital Associates, LLC. Mr. Steven Derby is the managing member of SDS Capital Partners, LLC. SDS Capital Partners, LLC and Mr. Derby disclaim beneficial ownership of the shares of common stock of InKine owned by S.A.C. Capital Associates, LLC.

                              PLAN OF DISTRIBUTION

         The shares may be sold or distributed from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered here. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling shareholders may sell the shares registered here in one or more of the following methods:

         o cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

         o "at the market" to or through market makers or into an existing market for the shares;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

         o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

         o any combination of the foregoing, or by any other legally available means.

         The selling shareholders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling shareholder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling shareholder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

         Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling shareholders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling shareholders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholders and any other required information.

         Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

         The selling shareholders are not obligated to, and there is no assurance that the selling shareholders will, sell any or all of the shares.

         We will pay all reasonable costs and expenses incurred by us or the selling shareholders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling shareholders.

         We agreed with the selling shareholders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed a registration statement, of which this prospectus is a part, and related exhibits with the Securities and Exchange Commission, or SEC, pursuant to the Securities Act of 1933. The registration statement contains additional information about us and our common stock. We also file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy the registration statement or any other document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

         The SEC also maintains a website that contains reports, proxy and information statements, and other information that we have filed electronically. The SEC's website is located at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we provide in documents filed with the SEC, which means that we can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents we have filed with the SEC:

         o our transition report on Form 10-K for the six month transition period ended December 31, 2000, as filed with the SEC on March 27, 2001;
         o our proxy statement for the 2001 annual meeting of shareholders, as filed with the SEC on April 16, 2001;
         o our quarterly report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 11, 2001;

         o        a current report on Form 8-K, as filed with the SEC on June
                  19, 2001;
         o our quarterly report on Form 10-Q for the quarter ended June 30, 2001, as filed with the SEC on August 14, 2001; and

         o        the description of our common stock, which is registered under
                  Section 12 of the Securities Exchange Act of 1934, contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

         All documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus will become a part of this prospectus.

         To receive a free copy of any of the documents incorporated by reference in this prospectus call or write Robert F. Apple, Executive Vice President and Chief Financial Officer, InKine Pharmaceutical Company, Inc., 1787 Sentry Parkway West, Building 18, Suite 440, Blue Bell, Pennsylvania 19422, telephone (215) 283-6850. We will not send exhibits to the documents unless those exhibits have been specifically incorporated by reference in this prospectus.

         You should rely only on the information incorporated by reference or included in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders may only use this prospectus to sell securities if a prospectus supplement is delivered with the prospectus, to the extent one is required. The selling shareholders are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates set forth on the front of these documents.

                                  LEGAL MATTERS

         Saul Ewing LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares of common stock offered in this prospectus for us.

                                     EXPERTS

         The financial statements of InKine Pharmaceutical Company, Inc. as of December 31, 2000 and June 30, 2000, and the related statements of operations, changes in shareholders' equity and cash flows for the six-month period ended December 31, 2000 and each of the years in the three-year period ended June 30, 2000 included in InKine's 2000 transition report on Form 10-K, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

         In addition to historical facts or statements of current condition, this prospectus and the documents incorporated by reference into this prospectus may contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on our research programs, development of potential pharmaceutical products, interpretation of clinical results, prospects for regulatory approval, manufacturing development and capabilities, market prospects for our products, sales and earnings projections, and other statements regarding matters that are not historical facts. You may identify some of these forward-looking statements by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Our performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties such as those set forth in our reports on Form 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, we do not intend (and we are not obligated) to update publicly any forward-looking statements. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

         You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the date of delivery of this prospectus or the date of any sale of the securities.






                               ------------------

                       INKINE PHARMACEUTICAL COMPANY, INC.

                               ------------------

                               2,750,000 shares of
                                  common stock
                           par value $0.0001 per share

                               ------------------

                                   prospectus

                               ------------------




                               September 24, 2001